Mail Stop 6010   March 12, 2007

Mr. Yun-hui Yu
President and Chief Executive Officer
Tongji Healthcare Group, Inc.
No.5 Beiji Road
Nanning, China

      Re: Tongji Healthcare Group, Inc.
             Registration Statement on Form SB-2, filed February 12, 2007
             File No. 333-140645

Dear Mr. Yu:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your reference to your shares being "listed" for quotation on the OTCBB in the future. Please note that the OTCBB is not an exchange on which shares are listed, but is instead a quotation medium. Please revise your prospectus throughout to delete any references to a "listing."

Risk Factors, page 5

General

2. Please revise each subheading to ensure it reflects the specific risk that you discuss in the text or the specific risk to your business. Some of your subheadings merely state a fact,

such as "Government regulation of healthcare businesses in China is undergoing reforms which are unpredictable." or describe a future uncertainty, such as "Our operations will depend, in part, on recruiting and retaining physicians." Succinctly state in your subheadings the specific risks to your business resulting from the facts or uncertainties.

3. Please add a risk factor to discuss the risks associated with the anti-takeover impact of your authorized preferred stock.

4. To the extent such regulations are applicable to your business, please add a risk factor that discusses the impact on your business of recent PRC regulations relating to the establishment of offshore companies by PRC residents. In particular we note that the China State Administration of Foreign Exchange, or the SAFE, issued a public circular on October 21, 2005 concerning the acquisition by an offshore company controlled by PRC residents of onshore assets in China.

5. We note that you derive a significant portion of your revenue from third party payers. Please add a risk factor that discusses the potential risk to your business of changes in policies and procedures from third party payers and how such changes could impact your revenues.

6. Please add a risk factor that discusses the risks associated with the fact that Mr. Yun-hui Yu, your President, CEO and Chairman, together with his wife own a controlling interest in the company.

7. We note that you have 50,000,000 shares of authorized common stock and only 15,652,557 shares are currently issued and outstanding. Please add a risk factor that addresses the risks of having a large number of authorized but unissued common stock, including the risks that your management may issue additional stock without further stockholder approval, thereby causing dilution of current company stockholders.

The Chinese health care industry is extensively regulated . . . ., page 5

8. Please revise this risk factor to explain how a violation of material regulations would affect your business. For example, describe the impact any past violations have had on your business or provide an example of how a future violation could impact your business.

9. Please revise the discussion to describe the adverse effects you may suffer if you fail to comply with these laws, rules and regulations. For example, to the extent you could be fined, have your license suspended, lose rights to receive reimbursement from Medicare, etc. these consequences should be described.

Government regulation of healthcare businesses in China is undergoing reforms which are unpredictable. Page 6

10. Please revise this risk factor to describe the material aspects of these reforms and how the reforms may impact the company's operating expenses.

11. Please move the discussion related to additional financial and your acquisition strategy into two separate risk factors with appropriate subheadings.

12. In the risk factor regarding the need for additional financing, please quantify the amount of additional financing the company expects it will need to carry out its business plan.

13. In the risk factor regarding the need for additional financing, please also incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.

14. In the risk factor regarding your acquisition strategy, please discuss the importance of this strategy to your business and the specific risks associated with such acquisitions, such as issues related to integrating other hospitals and companies with your current business.

We could face substantial liability due to medical malpractice. Page 7

15. Please quantify the limitations of your medical malpractice insurance and, if material, the cost to you of such insurance.

Our bank accounts are not insured or protected against loss. Page 7

16. It appears that only 1% of your assets consist of cash. Please revise this risk factor to explain why this is a material risk to your business.

We are subject to international economic and political risks . . . ., page 7

17. Please expand this risk factor to briefly discuss how the Chinese economy differs from the economies of most development countries and how such differences pose a greater risk of doing business in the PRC. For example, the degree of government involvement and the control of foreign exchange may be relevant differences. It may be appropriate to break the discussion into several separate risk factor discussions.

Fluctuations in exchange rates could reduce our revenues. Page 8

18. Please revise this risk factor to quantify the impact that a change in exchange rates could have on your revenues.

Investors in this offering may have difficulty selling our shares . . . ., page 9

19. Please move the discussion related to penny stocks to a separate risk factor with an appropriate subheading.

20. In the risk factor regarding penny stocks, please expand your disclosure to discuss the specific legal remedies available to investors of penny stocks and how such remedies would affect the company.

Management's Discussion and Analysis of Results of Operation, page 10

General

21. Please provide a separate discussion of critical accounting estimates that involve uncertain matters that may possess a high degree of susceptibility to change and require estimates or assumptions that are highly subjective and judgmental. All significant accounting policies are not critical as they do not require management to apply such judgment. Please refer to Section V of Financial Reporting Release No. 72. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please disclose all critical accounting estimates and discuss the uncertainties in applying these accounting estimates, the effect that changes in estimates have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on your financial statements.

Critical Accounting Policies and Estimates

22. Please add disclosures to address the following items or explain to us why these disclosures are not warranted:

   a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.
   b. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.
   c. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other

reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, other third party payors such as insurance companies, and self-pay). We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

d. If you have amounts that are pending approval from third party payors (i.e. Medicare, other third party payors, etc.), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

23. Please consider expanding your disclosures regarding "revenue recognition" to state if your billing system generates contractual adjustments based on "established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts" for Medicare and the patient's insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

24. We note that "revenues are recorded at estimated net amounts due…" Disclose the gross patient service revenue and reconcile it to that which is stated on the face of the Consolidated Statements of Operations and Accumulated Other Comprehensive Income. Alternatively, please expand your disclosure for how patient service revenue as shown on the Consolidated Statements of Operations and Accumulated Other Comprehensive Income is calculated.

Results of Operations, page 11

25. In our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003), we explained that, "MD&A requires . . . an 'analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form . . . . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." Please revise this section to quantify and explain the reasons behind the decrease in cost of medical supplies. Please also revise this section to explain the reasons behind the increase in your accounts receivable balance. We note that your accounts receivable more than doubled in 2006 compared to 2005.

26. Please disclose segregated amounts for interest expense and interest income netted on the face of the Consolidated Statements of Operations and Accumulated Other Comprehensive Income.

<u>Liquidity and Capital Resources, page 12</u>

27. Please expand your discussion to quantify and discuss your short and long-term liquidity and capital needs and resources. Your discussion should address any additional financing you expect the company may need to pursue its business plan. For example, on page 6 you state that you may need to raise additional capital for acquisitions. To the extent practicable, please quantify your liquidity and capital needs.

28. Please disclose the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Please clarify the threshold (amount and age) for account balance write-offs.

29. Please disclose the day's sales outstanding for each period presented. Please disclose the reasons for your apparent significant increase in days outstanding from December 31, 2005 to December 31, 2006 and any impact on your expected liquidity. In this regard, it appears that your net revenues for 2006 increased 22% from 2005 while your year-end receivables increased by 177% from 2005 to 2006.

<u>Business, page 12</u>

30. Please expand your disclosure to include a more robust discussion of your business development. Please describe how your business was formed, including who were the founders, and how the hospital has come to have some of the most modern medical equipment in Nanning, China. Additionally, tell us the basis for your belief that your hospital has some of the most modern medical equipment in Nanning, China.

31. To the extent that you are materially dependent upon any third parties, such as suppliers or third party payors, please expand the business section to describe your relationship with such third parties. Please describe the material terms of any oral or written agreements and file as exhibits to the registration statement any material written agreements.

32. We note your statement on page 5 that "the healthcare industry in China is subject to extensive governmental laws and regulations." Please revise this section to include a description of these governmental laws and regulations and the effect they have on your business. See Item 101(b)(9) of Regulation S-B. We specifically note the references to regulations in the risk factor section, including licensure, conduct of operations, ownership, addition of facilities and services, transportation regulations, foreign investments and taxation. Your discussion should explain how these types of laws and regulations impact your business.

Transactions with related parties and recent sales of unregistered securities, page 19

33. We note that you lease your hospital buildings from Tongji Healthcare Group. Please revise your disclosure in this section to explain whether Tongji Healthcare Group is a different entity than the company and then describe its relationship to the company.

34. Please describe Mr. Yun-hui Yu's interest in each related party transaction. See Item 404(a)(2) of Regulation S-B.

Selling Shareholders, page 22

35. Please tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.

Consolidated Financial Statements

Consolidated Statements of Operations and Accumulated Other Comprehensive Income, page 3

36. Please include "net" with the "patient service revenue" caption to be consistent with disclosures that "revenues are recorded at estimated net amounts…" or further advise us.

Notes to Consolidated Financial Statements, page 6

Note 2 – Summary of Significant Accounting Policies, page 6

Revenue Recognition, page 9

37. On page 13 you indicate that you generate revenues from providing medical treatment and the sale of drugs and medications; however, you do not appear to separately discuss your revenue recognition policies for each of your revenue generating activities. On page 6 you disclose that approximately 50% of your 2006 revenues were derived from pharmacy sales. Please disclose here, in MD&A and in Business whether you provide pharmaceuticals only to patients under your care or whether you also sell pharmaceuticals on a retail basis. In addition, please disclose your revenue recognition policy for pharmaceutical drug sales and specifically indicate the point when revenue is recognized for your medical treatment activities and sales of drugs and medications. Please disclose separately your revenues from providing medical treatment and the sale of pharmaceuticals as required by paragraph 37 of SFAS 131 or explain to us why this disclosure is not required.

Fixed Assets, page 11

38. Please expand your disclosure and explain what is meant by "Deduction is made for retirements resulting from renewals or betterments."

Earnings Per Share of Common Stock, page 12

39. Please revise your disclosure "The Company did not have a loss for either period" as a net loss was incurred for the period ended December 31, 2005.

40. We note that stock options and warrants were not granted in 2005 and 2006. Please disclose that there are no stock options and warrants outstanding at December 31, 2006 and 2005, if true, or disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would be antidilutive for the periods presented in accordance with paragraph 40c of *SFAS 148, "Earning Per Share"*.

Note 6 – Provision for Income Taxes

Business Taxes, page 17

41. Please revise your disclosure to clearly indicate why your business taxes in 2005 are greater than your pre-tax income. Please disclose any material differences between book and taxable income.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: William T. Hart, Esq.
         Hart & Trinen, LLP
         1624 Washington St.
         Denver, CO 80203